245 Summer Street

Fidelity® Investments

Boston, MA 02210

June 30, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105 Fidelity Short-Term Bond Fund (the fund(s)) Post-Effective Amendment No. 329

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 329 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing includes the Prospectuses and Statement of Additional Information for the fund(s) referenced above.  Pursuant to Rule 472 under the 33 Act, the fund’s Prospectuses and SAI, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 321.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 321, and make other non-material changes.

An effective date of July 1, 2016 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group